

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

January 15, 2009

Via Mail and Fax

Curt Mayer
Vice President of Finance
Station Casinos, Inc.
1505 South Pavilion Center Drive
Las Vegas, NV 89135

> **RE: Station Casinos, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Period Ended June 30, 2008**
> **Form 10-Q for the Period Ended September 30, 2008**
> **Form 8-K Furnished May 12, 2008**
> **Form 8-K Furnished August 11, 2008**
> **File Number: 001-06075**

Dear Mr. Mayer:

We have reviewed your correspondence dated October 21, 2008 and related information, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements, page 64
Summary of Significant Accounting Policies and Basis of Presentation, page 64

1. Refer to your response to our prior comment number 2. Please further expand your disclosure in the notes to the financial statements to provide more description of how annual amortization of the customer relationship intangible asset using the "income forecast methodology" you employ is determined, consistent with information you have provided us. For example, to the extent appropriate, consider disclosing that the fair value of the customer relationship intangible asset initially recorded and amortization thereof is based upon projected net cash flows associated with rated casino guests and what you consider to be a reasonable attrition factor of such cash

flows over future periods, with the annual amortization based on a percentage derived from such cash flows. Provide further details and factors as necessary and appropriate for a full understanding of how the annual amortization is determined and the period of time over which recognized. For example, to the extent appropriate, consider factors you considered in determining the attrition factor, including emphasis of the strong association throughout your existence between your operations and the residents local to your locations in support of the attrition factor. Please provide us with a copy of your intended expanded disclosure.

2. Please include disclosure in the notes to the financial statements of the material risks associated with the concentration of your customer base to your local economy, including those specific to your customer relationship intangible asset, pursuant to paragraphs 20-24 of SOP 94-6, and that significant estimates are associated with the carrying amount and amortization thereof in regard to the customer relationship intangible asset, pursuant to paragraphs 12-19 of SOP 94-6.

Management's Discussion and Analysis, page33
Critical Accounting Policies, page 51

3. In connection with the above two comments, please provide robust disclosure in regard to the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates specific to the determination of the annual amortization of the customer relationship intangible asset and to your assessment of impairment of the carrying amount of the asset. If projected net cash flows associated with rated casino guests that underlie the basis of determining annual amortization are subject to revision, discuss the significant factors that would cause such revision and associated variation in the amount of the annual amortization and period of time over which recognized, and the impact of such revisions on your evaluation of impairment of the asset. Quantify associated effects and sensitivity to the extent appropriate and meaningful. Please provide us with a copy of your intended disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management's Discussion and Analysis, page 28
Liquidity and Capital Resources, page 33

4. Refer to your response to our prior comment number 9. Please ensure that the intended revised disclosure indicated in the response includes underlying qualitative factors affecting your cash flows provided by operating activities, as appropriate. For example, it appears the factors discussed in your response to our prior comment number 10 would be meaningful in this regard, particularly in explaining decreases in net revenues. Given that each of your casinos cater primarily to local Las Vegas area residents, a further qualitative discussion on the economic circumstances affecting local communities appears to be information that would be useful in analyzing decreases in net revenues.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis, page 29
Results of Operations, page 31

5. Please explain to us and disclose the reason why margin for the Major Las Vegas
    Operations, computed as the ratio of its operating income to its net revenues,
    increased in the current three month period relative to the comparative prior year
    period and is about the same for the nine month periods. Further, we note that the
    margin trends for the Major Las Vegas Operations, and casino, food and beverage
    and room as presented on page 32, vary in direction and extent relative to one another
    in the periods presented. We believe including a discussion of the factors affecting
    these margin trends relative to one another in such circumstances give readers a better
    perspective of your results of operations.

Change in Fair Value of Derivative Instruments, page 35

6. Given its materiality to your results of operations, please expand your disclosure to
    discuss the basis for the change in the fair value resulting in a gain and the amount
    thereof reported in each period.

Form 8-K Furnished May 12, 2008
Exhibit 99.1

7. Refer to your response to our prior comment number 6. We are not convinced that
    you have substantively justified, specific to your circumstances, why "Adjusted
    EBITDA" is useful to investors in evaluating your operations. Stating that this
    measure is widely used in the gaming industry and is a principal basis for the
    valuation of gaming companies is not a substantive reason specific to you that
    justifies its usefulness. Refer to footnote 44 of FR-65. Moreover, it is not clear how
    "Adjusted EBITDA" presents the most accurate measure of your principal operating
    results as indicated in your intended revised disclosure. In this regard, it is not clear
    why a component of compensating your employees (equity based compensation
    expense) and depreciation and amortization expense (given the reliance of your
    operations on property and equipment and that the customer relationships intangible
    is a principal asset representative of a material source of your revenues) are not
    considered part of your principal operating results. Further, your intended revised
    disclosure indicates that management believes it is beneficial to adjust for the
    indicated additional items to present consistent principal operating results period over
    period. If your implication is that "Adjusted EBITDA" facilitates period to period
    comparisons by eliminating certain variances in items eliminated, we caution you that
    a non-GAAP measure should never be used in an attempt to "smooth" earnings. In
    view of the aforementioned, we believe you should discontinue presenting "Adjusted
    EBITDA."

Form 8-K Furnished August 11, 2008
Exhibit 99.1

8. Refer to your response to our prior comment number 11. If "EBITDA" for the CMBS properties is calculated in accordance with the definition of "EBITDAR" in your CMBS loan and security agreement, then the measure should be so described.

9. Based on your response to comment number 11, it appears that the measure referred to in the preceding comment is for a very narrow purpose, that is, assisting your CMBS lenders in calculating your debt covenant ratios. To be of general usefulness to your readers, we believe you should provide disclosure that states the basis for separately presenting this measure, and that establishes the materiality of this measure and related financing arrangements and provisions therein to you. In this regard, we would expect your disclosure to address (i) the significant provision(s) within the arrangement to which the measure relates and how such provision(s) is(are) material to these arrangements; (ii) how such provisions and the arrangement in total are material to you; (iii) the specific thresholds, limits, ratios and amounts within the arrangement to which the measure relate, (iv) specific assessment of compliance with each of the applicable items indicated in (iii); and (v) implications of your inability to meet any of the items indicated in (iii), with assessment of the circumstances in which any of the items in (iii) are close to being violated. Refer to question and answer 10 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance. Please provide us with a copy of your intended disclosure. If the general usefulness of this measure cannot be established, please discontinue presenting the measure.

10. If the general usefulness of "EBITDA" in regard to the CMBS properties is established, please reconcile it to the most comparable GAAP measure. In this event, it appears to us this measure may be solely useful in regard to your liquidity and capital resources. In this context, the measure should be reconciled to "cash flows of operating activities" of your statement of cash flows.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief